Exhibit 99.1

Eli Holtzman, CEO & Doron Turgeman, Deputy & CFO
February 2010
* Our corporate name and market symbol will change in the near future subject to shareholder approval

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-
looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events.
There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the risks associated with our announced acquisition of a controlling interest in Bezeq and the factors indicated in our filings with the
Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We
undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.
Forward-Looking Statement

Internet Gold
012 Golden Lines
Space Communication
Sahar Investments
Pilat Media Global

▪ Founded in 1979
▪ One of Israel’s largest privately owned holding companies with a strong presence in Israel and a growing presence internationally
▪ Owned by Shaul Elovitch, Chairman of the Board of Directors and CEO (80% ownership)
  and Yosef Elovitch, Director (20% ownership)
▪ Solid financial base coupled with strategic partnerships to ensure the strong backing necessary to accelerate growth
▪ Diversified portfolio with investments in telecommunications, media, real estate, consumer electronics and financial services
Telecom & Electronic
products
Media
Communication
Service providers
Eurocom Cellular
Communications
(NOKIA)
Smile Media
Radius Broadcasting
Radio Hashfela
YES-Satellite Service
Satlink Communication
Eurocom Capital
Finance
Eurocom Capital
Underwriting
Pointer
Eurocom Real
Estate
Eurocom Global
Real Estate
Real Estate
Satcom System
(Gilat Satcom)
D.M Engineering
Eurocom Digital
Communications
(Panasonic)
«
«
Investments
Traded on TASE
«
«
Traded on NASDAQ
Eurocom Group overview
«
«
«
«
«

  PROVEN CAPABILITIES IN:
 ▪ Strategy creation & strategic planning
 ▪ Marketing & brand development
 ▪ Operational & financial management
 ▪ Management of mergers & acquisitions
 ▪ Creation of partnerships
 ▪ Capital raising: 4 major transactions
 closed in last 3 years`
ELI HOLTZMAN
Co-Founder and CEO since 1992 *
30 yrs of operational & marketing
experience
DORON TURGEMAN
CFO since 2001 *
15 yrs experience in financial management;
13 years experience in communications
SHAUL ELOVITCH
Founder & Chairman
30 yrs track record of building leading
communications and other businesses
The Smile Group:
Experienced, Disciplined Leadership

* excluding 2007 - 2009

    In addition, Messrs. Holtzman & Turgeman also serve as CEO and CFO of IGLD

 • Internet emerges as a major commercial service
 • IGLD decides to focus on ISP activities
 • Expansion into Content and Value-Added Services
 • Successful listing on NASDAQ (IGLD) (TASE dual listing 2005)
1995
To
2000
 • Continuous organic growth
 • Restructure of IGLD into a group holding Smile.Communications & Smile.Media
 • Acquisition & merger with 012 Golden Lines to form 012 Smile.Communications
 • Listing of 012 Smile.Communications on NASDAQ and TASE (SMLC)
2000
to
2007
1992
to
1995
 • Israeli Telecom market commences operators privatization process
 • Eurocom joins in the privatization process and forms a specific vehicle for that purpose
 • Goal: to become one of Israel’s leading telecom service providers
 • Continuous organic growth
 • Crystallization of the strategy to become a leader in the Israeli telecom market
 • Preparation for the next major M&A transaction, while examining several opportunities
 • Acquisition of the controlling stake in Bezeq - Israel’s telecom incumbent and market leader
 • Sale of legacy 012 Smile telecom assets
2007
to
current
Background & History

 • All closing conditions must be satisfied within six months from signing
 • 012 Smile designees will be appointed to Bezeq’s board at the Closing
 • Funds from the sale of 012 Smile.Communications assets and current cash reserves of the Smile
 Group
 • Proposed capital raise
 • Assumed dividend from Bezeq (H2 2009 profits)
 • Additional long-term loan (to be completed)
 • Long-term loan from consortium of lenders, led by Bank Hapoalim

 • Acquisition of the controlling interest of approximately 30.7% of share capital in Bezeq
 • All-cash consideration of NIS 8.00 per Bezeq share, representing over 20% discount to Bezeq's closing price of NIS 9.72 as of February 15, 2010
 • 012 Smile will be entitled to interim dividends thus reducing the effective final purchase price
 • Aggregate transaction value of NIS 6,513 million / US$1,763 million (pre Bezeq’s dividend)
1 Note: FX rate: US$ 1 = NIS 3.695 as of October 22, 2009
Key terms
Financing
 • Ministry of Communications and Antitrust Commissioner
 • Prime Minister and the Minister of Communications of the State of Israel
Required
approvals
Closing
Overview of Bezeq’s Transaction

smile eurocom group

~69%
bezeq
bezeq
pelephone
yes.
Bezeq International

Post Transaction
Pre Transaction
Eurocom Group*
Internet Gold- Golden
Lines
012
Smile.Communications
~74%
~75%
Eurocom Group
Internet Gold- Golden
Lines
012**
Smile.Communications
~74%
~75%
~31%
Traded on TASE
Walla!
100%
100%
34%
100%
49.8%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data
com.
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV
(DTH)
Internet
portal
Source: Company information, Bezeq’s investors’ presentation
* Eurocom holds approximately a 1.6% direct interest in Smile
** 012 Smile legacy telecommunications assets were sold to Ampal on January 31, 2010.
*** through two wholly owned SPC’s (special Purpose Corporations)
Free float
~26%
Free Float
~25%
Operational assets
Smile.Media
100%
Free float
~26%
Smile.Media
100%
Group’s Structure (Pre/Post transaction)
Free float
Free float
~25%
***

 * Based on a proposed capital raise approved by the board of directors and subject to the approval of the general assembly
 ** Assumption
The Financial Plan Of Smile Group
Proceeds from sale of 012 Smile.Communications assets plus available free funds of the Smile Group	NIS 1.5 Billion
Proposed capital raise*	NIS 0.25-0.4 Billion
Dividend from Bezeq’s H2-2009 profits**	NIS ~0.7 Billion
Long-term loan from a consortium of lenders, led by Bank Hapoalim (secured by the purchased Bezeq shares) as follows:
Amortized loan - 13 bi-annual equal payments, Nov 2010 to 2016	NIS 2.0 Billion
Bullet payment in 2016	NIS 0.7 Billion
Bullet payment in 2017	NIS 1.2 Billion
Total long term loan from a consortium of lenders, led by Bank Hapoalim	NIS 3.9 Billion
Additional long term loan (to be completed)	NIS 0.5 Billion
Total	NIS 6.85-7.0 Billion
Bezeq transaction	NIS 6.513 Billion
Projected excess liquidity	NIS 0.34-0.49 Billion

 * Post Bezeq transaction and distribution of H2-2009 dividends from Bezeq including assets and liabilities of wholly owned subsidiaries. Based on capital raise approved by Smile’s board of directors and subject to the approval of the general assembly
 ** Based on market value as of February 15, 2010 and adjusted to give effect to Bezeq’s H2-2009 anticipated dividend distribution
 *** Not including NIS 115 million loan from parent company
Projected principal assets and liabilities of Smile *
Principal assets at holding company level		Principal liabilities at holding company level
Cash and cash equivalents- Smile - holding company level	NIS 265-415 Million	Smile’s bond and other financial liabilities***	NIS 393 Million
Cash and cash equivalents- wholly owned subsidiaries	NIS 75 Million	Wholly owned subsidiaries liabilities
Bezeq shares (market value as of 15 February 2010) **	NIS 7,233 Million	Long term loans	NIS 4,400 Million
Principal assets	NIS 7,573 Million	Principal liabilities	NIS 4,793 Million

Smile Group Becomes the Undisputed Leader of Israeli Telecom
Source: Smile’s analysis based on 2008 Bezeq data

Bezeq- Revenues
10,877
10,985
11,015
11,449
2006
2007
2008
2009E

Bezeq- EBITDA
3,154
3,816
4,098
4,801
2006
2007
2008
2009E

Bezeq- Net profit
750
1,361
1,521
2,393
2006
2007
2008
2009E

 • Bezeq’s current market capitalization (as of February 15, 2010):
 NIS 25.9 billion / ~US$6.9 billion1
 • Net debt/last twelve months EBITDA ~ 1.1x (as of Q3 2009)
 • All figures are provided in NIS million:

Source: Consolidated data from the financial statements of Bezeq and Yes

1 FX rate: US$ 1 = NIS 3.752 as of February 15, 2010; basic number of shares at 2.7 billion

 The EBITDA and revenues calculations for 2006-2007 exclude intercompany transactions and Yes results
Bezeq’s Strong Financials
* Excluding one time gain derived from changing the accounting policy in “Yes” from consolidation to equity method
*

Dividend Distributions
NIS MM
Dividend Yield, % (1)
15.8%
12.0%
10.4%
8.1%
1,800 (2)
1,600
1,060
1,514
1,941
2006
2007
2008
2009

Source: Bezeq
1. Based on regular and special dividends paid during the fiscal year
2. Special dividend paid in February 2007
Bezeq’s Dividend Policy: 100% Of Earnings

smile eurocom group

Smile's Share Price (NIAgorot)

10,500
10,000
3,000
21/10/2009
25/10/2009
27/10/2009
29/10/2009
2/11/2009
4/11/2009
8/11/2009
10/11/2009
12/11/2009
16/11/2009
18/11/2009
22/11/2009
24/11/2009
26/11/2009
30/11/2009
2/12/2009
6/12/2009
8/12/2009
10/12/2009
14/12/2009
16/12/2009
20/12/2009
22/12/2009
24/12/2009
28/12/2009
30/12/2009
3/1/2010
5/1/2010
7/1/2010
11/1/2010
13/01/2010
17/01/2010
19/01/2010
21/01/2010
25/01/2010
27/01/2010
31/01/2010
2/2/2010
4/2/2010
8/2/2010
10/2/2010
14/2/2010
16/2/2010

Smile's Bond Price (NIAgorot)

125
124
123
122
121
120
119
118
117
116
115
21/10/2009
25/10/2009
27/10/2009
29/10/2009
2/11/2009
4/11/2009
8/11/2009
10/11/2009
12/11/2009
16/11/2009
18/11/2009
22/11/2009
24/11/2009
26/11/2009
30/11/2009
2/12/2009
6/12/2009
8/12/2009
10/12/2009
14/12/2009
16/12/2009
20/12/2009
22/12/2009
24/12/2009
28/12/2009
30/12/2009
3/1/2010
5/1/2010
7/1/2010
11/1/2010
13/01/2010
17/01/2010
19/01/2010
21/01/2010
25/01/2010
27/01/2010
31/01/2010
2/2/2010
4/2/2010
8/2/2010
10/2/2010
14/2/2010
16/2/2010

Smile’s Share & Bond Performance

Bezeq's Share Price (NIagorot)
1,000
950
900
850
800
750
700
650
600
21/10/2009
25/10/2009
27/10/2009
29/10/2009
2/11/2009
4/11/2009
8/11/2009
10/11/2009
12/11/2009
16/11/2009
18/11/2009
22/11/2009
24/11/2009
26/11/2009
30/11/2009
2/12/2009
6/12/2009
8/12/2009
10/12/2009
14/12/2009
16/12/2009
20/12/2009
22/12/2009
24/12/2009
28/12/2009
30/12/2009
3/1/2010
5/1/2010
7/1/2010
11/1/2010
13/01/2010
17/01/2010
19/01/2010
21/01/2010
25/01/2010
27/01/2010
31/01/2010
2/2/2010
4/2/2010
8/2/2010
10/2/2010
14/2/2010
16/2/2010

Bezeq’s Share Price

▪ The acquisition of the controlling stake in Bezeq is the realization of our goal to become Israel’s leading telecom player
▪ Bezeq is the market leader in the Israeli telecommunication market
▪ Bezeq has a strong business profile due to its diversified lines of business in the
 Israeli telecommunication sectors
▪ Bezeq has the ability to generate strong cash flows to service financial obligations
 Thank You!
The Smile / Eurocom Group
is Entering an Exciting New Phase